Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

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EDITED TRANSCRIPT

BTUI - Q3 2014 BTU International Inc Earnings Call

EVENT DATE/TIME: OCTOBER 28, 2014 / 09:00PM GMT

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OCTOBER 28, 2014 / 09:00PM GMT, BTUI - Q3 2014 BTU International Inc Earnings Call

CORPORATE PARTICIPANTS

Paul van der Wansem BTU International, Inc.—CEO

Peter Tallian BTU International, Inc.—COO

Jim Griffin BTU International, Inc.—VP Sales & Service

CONFERENCE CALL PARTICIPANTS

Paul Svetz, Analyst

PRESENTATION

Operator

Good day, everyone, and thank you for standing by. Welcome to the BTU International’s third quarter 2014 earnings results conference call. This call is being recorded. Presently, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session.

At this time, the opening remarks and introductions, I would like to turn the call over to BTU’s Chief Executive Officer, Mr. Paul van der Wansem. Mr. van der Wansem, please go ahead.

Paul van der Wansem—BTU International, Inc.—CEO

Thank you, Michelle, and good afternoon all of you. I am Paul van der Wansem, CEO of BTU, and it is my pleasure to conduct this conference call regarding our third quarter 2014 results. We are pleased that you could all join us.

With me here are Peter Tallian, our Chief Operating Officer, and Jim Griffin, Vice President Sales and Service, who joins us by telephone from Shanghai, China.

This call will consist of four parts. First of all, Peter will begin with a statement regarding the merger agreement announced on October 21st, a brief introduction and a report of our third quarter 2014 results. After that, we will give a short overview of our products and markets by Jim Griffin, followed by our immediate outlook and strategy. And finally, we’ll have a Q&A session for as long as time permits.

So with this, I’ll give the floor to Peter for the introduction. Peter.

Peter Tallian—BTU International, Inc.—COO

Thank you, Paul. On October 21st, 2014, the Company entered into a merger agreement with Amtech Systems, Incorporated, pursuant to which a wholly owned subsidiary of Amtech will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Amtech.

The transaction is expected to close during the first quarter of 2015, subject to the satisfaction of customary closing conditions, including the approval of the Company’s shareholders and, with respect to the issuance of Amtech common stock as merger consideration, Amtech’s shareholders.

Under the terms of the merger agreement, the Company’s shareholders will receive 0.3291 shares of Amtech common stock for each share of company common stock that they hold at the effective time.

Important information for investors and shareholders—this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Incorporated, and BTU International, Incorporated, intend to file a registration statement on form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus relating to the proposed merger.

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OCTOBER 28, 2014 / 09:00PM GMT, BTUI - Q3 2014 BTU International Inc Earnings Call

The Company and Amtech also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. The Company and Amtech urge investors and shareholders to read the joint proxy statement/prospectus, including any amendments and supplements thereto, when it becomes available, and any other relevant documents filed by either party with the SEC, because they will contain important information about the Company, Amtech, and the proposed merger.

Investors and shareholders of the Company and Amtech will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC, free of charge, at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the solicitation—this communication is not a solicitation of the proxy from any security holder of the Company or Amtech. The Company and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Company and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby.

Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 annual meeting of stockholders, which was filed with the SEC on the 14th of April 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on the 28th of March 2014.

Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of the Company’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

Before we continue, I’d like to note that the statements made during this call will include forward-looking statements, including statements concerning our future financial and operating performance, our expectations regarding future orders for our products, the capabilities of our products and the ability to meet the needs of our customers, the Company’s marketing and sales strategies, and expected trends in the industry served by BTU.

These forward-looking statements are not promises nor guarantees, but are subject to risks and uncertainties that could cause actual results to differ materially from those described or implied in the forward-looking statements. Such factors are described in the Company’s latest filings with the SEC and in the press release issued today regarding the Company’s third quarter 2014 results.

Statements made during this call are current as of today only, and the Company undertakes no obligations to publicly update or revise these forward-looking statements unless required by law.

A copy of our earnings release can be found on the BTU website at www.btu.com or you may request a copy by calling 978-667-4111.

So let’s begin with a brief summary of what we do at BTU. BTU is in the process of providing advanced thermal processing equipment for the electronics manufacturing applications such as printed circuit board assembly and semiconductor packaging and for alternative energy applications such as manufacturing of solar cells and nuclear fuels. All of these applications require precise temperature and atmosphere control for high-volume manufacturing processes.

And now I’d like to talk about the third quarter 2014 results, and then we will take you through the products and markets.

In the third quarter, our revenue was driven by strength in our electronics business. Our gross margin percentage of 38.2% in the third quarter was down from 41.8% gross margin in Q2 of 2014, primarily due to underutilization in our US and China factories.

Operating expenses were down slightly from the second quarter due to lower R&D spending, as well as lower sales commissions due to the quarterly decrease in revenue.

Our tax provision in Q3 was $110,000, which primarily reflects Chinese withholding taxes.

Now we’ll take a look at some of the details. Third-quarter net sales were $15.9 million, down 3% compared to the $16.4 million in the preceding quarter, and up 32.5% compared to the $12 million for the same quarter a year ago.

Third-quarter net income was basically at breakeven compared to a net income of $600,000, or $0.06 per diluted share in the preceding quarter and compared to a net loss of $5.1 million, or $0.53 per diluted share in the third quarter of 2013.

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OCTOBER 28, 2014 / 09:00PM GMT, BTUI - Q3 2014 BTU International Inc Earnings Call

Net sales for the nine months ended September 28th, 2014, were $44 million, compared to $36.8 million for the first nine months of 2013.

Net loss for the first nine months of this year was $1.2 million, or $0.12 per diluted share, compared to a net loss of $8.5 million, or $0.89 per diluted share for the first nine months of 2013.

We ended the quarter with $10.4 million in cash.

We expect underutilization in our American and Chinese factories during the fourth quarter and less favorable revenue mix, leading to an approximately 1% decline in gross margin percentage between the third and the fourth quarter.

Our operating expenses are anticipated to be up approximately 5% to 8% versus the third quarter, due primarily to deal-related expenses that we will incur prior to closing.

Inventory is expected to decline slightly. For modeling purposes, we use a tax provision in the fourth quarter of approximately $175,000, to reflect taxes related to our China operation.

Now let me turn this call over to Jim to talk about what he sees in terms of sales and markets. Jim.

Jim Griffin—BTU International, Inc.—VP Sales & Service

Thank you, Peter, and thank you all for joining us today for our Q3 2014 earnings conference call. In this segment of the call, we’ll review the highlights of the third quarter in our electronics and alternative energy markets.

In our electronics business, we serve the printed circuit board assembly and semiconductor packaging markets. In alternative energy, our key focus is in the solar and nuclear fuel markets.

So now we’ll start and take a look at the electronics business. Q3 was another strong quarter for our core electronics business. And similar to Q2, we achieved solid contributions from both our semi pack and printed circuit board assembly markets. In our semi pack space, BTU provides reflow equipment to the assembly end of the OEM fabs and to the assembly suppliers to the foundries, commonly referred to as the SATS companies. And that would be semiconductor assembly and test services.

BTU holds a very strong position in the SATS market, with customers choosing performance equipment to meet stringent process requirements. BTU’s Pyramax, with its unique closed-loop convection control provides consistent repeatability from oven to oven and site to site that is critical for the SATS manufacturers.

The proliferation of chips for new products and additional functions and features is driving the growth in our semi pack market. We are working very closely with our SATS customers to ensure that our equipment meets the requirements for current and future products.

In Q3, we rolled out our new ENERGY PILOT product that allows customers to reduce operating costs by lowering power and gas consumption. The ENERGY PILOT has multimode settings that can save users up to 40% in running cost when the equipment is not actively processing products. The ENERGY PILOT is available as well as a field upgrade for all Pyramax products.

In our printed circuit board assembly market, China continues to remain our largest market, however, we are achieving strong growth in the Americas by focusing on automotive and high-value product-producing customers.

BTU offers a two-tiered platform of reflow ovens for the electronics market to meet the requirements of each market segment and provide the lowest cost of ownership. The Pyramax drives our revenue in electronics. The Pyramax platform continues to be the system of choice for customers demanding precision performance, flexibility, and low cost of ownership in both the printed circuit board assembly and semiconductor packaging market.

The Dynamo, our latest platform offering, is designed around the form function factors of the consumer product market and offers a unique flow pattern utilizing BTU’s closed-loop convection control technology, delivering repeatable process control at a competitive market price point. The Dynamo is designed to meet the needs of the high-growth consumer product market segment.

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OCTOBER 28, 2014 / 09:00PM GMT, BTUI - Q3 2014 BTU International Inc Earnings Call

Now we’ll take a look at alternative energy and solar. In Q3, we shipped multiple orders to customers for advanced cell (inaudible) applications. These units will be used in pilot line applications with a potential for expansion in 2015. We continue to collaborate with customers and our research partners on proof of process for improving cell efficiencies and lowering cost per watt for new and existing processes.

Looking at our nuclear market, our [quoting] activity has increased in our nuclear market for both new and upgrade opportunities. China and Russia are the key markets, and we have a long, successful track record in both locations. In Q3, we shipped a 600k upgrade in the nuclear business.

At this time, I will return the call back to Paul.

Paul van der Wansem—BTU International, Inc.—CEO

Thank you, Jim, and good afternoon, everybody. As Jim said, the strength in our product offerings for the semiconductor packaging and the PC board assembly markets was reflected in our strong bookings both in the second quarter and in the third quarter of this year.

In our alternative energy sector, we saw modest increases in revenues in dollars from the previous quarter in both the solar and nuclear fuel business, with solar, primarily due to some R&D pilot line orders for our new and special metallization products. In our nuclear business, as Jim alluded to, it was based upon parts and [re-built] orders.

Our outlook for the fourth quarter is for electronics business to be somewhat lower due to seasonal adjustments in the buying behavior of our key customers. This will primarily set the stage for our overall revenue expectation in the $13.5 million to $14.5 million range.

Let me now spend a few words on the proposed merger with Amtech. As we disclosed in October 22nd press release issued by Amtech Systems and as mentioned by Peter earlier in this conference call, BTU has entered into an agreement for Amtech Systems to acquire BTU International. This culmination will advance our strategy to expand our technology portfolio in adjacent sectors by combining two leaders in the thermal processing equipment industry.

Amtech is a global leader and a global supplier of solar and semiconductor production [plus] automation systems and related supplies for the manufacture of solar cells, LED, semiconductors, and silicon wafers. BTU is the leading provider of thermal processing technologies in the semiconductor electronics and solar sectors.

Together, we will be a stronger company and better positioned to drive long-term growth. The culmination elaborates the market leadership of both companies and have already built—which each of us have already built organically, and supports the combined company’s growth potential.

BTU and Amtech share a focus on service, quality, and innovation. We all, including the Amtech management team, believe the combined company will enhance our abilities to serve existing and new customers, provide new opportunities for employees, and drive additional value creation for both companies’ stockholders.

There are a number of key strategic benefits from this transaction. First, BTU will gain exposure to fast-growing solar PV markets. Amtech holds the leading competitive position in this market segment. And this will drive significant growth for the combined company.

BTU also will benefit from more diverse positioning in international markets. Our positioning in higher gross markets like China and the US, they’ll be enhanced, and we will gain greater exposure to other international markets, including Europe.

There are also benefits to greater scale, including more stability, a larger, a more global talent pool, and potential for collaboration in areas such as marketing, operations, and R&D.

Therefore, as a result of these strategic benefits, we will be in a stronger position to serve our current and future customers. We will operate in more markets with a wider range of products and technology solutions.

In addition, the combined company’s expected to generate $4 million to $5 million in annual operating expense savings within 12 months of closing. We also expect the transition to be accretive to Amtech’s FY15 non-GAAP earnings per share.

We strongly believe that this transaction offers compelling value to our stockholders. BTU stockholders will receive 0.3291 shares of Amtech stock for each share of BTU stock they own, in a tax-free exchange. This equates to consideration of about $3.33 per share, based on Amtech’s closing stock price on Tuesday, October 21st.

With this, I’ll like to now turn the call over to Michelle to coordinate the Q&A session. Michelle, please go ahead.

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QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) Paul Svetz.

Paul Svetz, Analyst

Paul, in recent history, management’s done what I, my opinion, is an excellent job of reducing losses and bringing the Company to a breakeven stage in a very challenging environment. And of course, there’s lots of leverage at that breakeven stage on the upside. And I’m wondering why do the merger at this point? One would question would we, as shareholders, have done better if the operations were much more profitable in the near term. Obviously there’s some concerns. Management, the Board, maybe you can make some comments.

Paul van der Wansem—BTU International, Inc.—CEO

Thank you, Paul, for your question. Yes, we’ve given that due consideration as to why now. We believe strongly that when we all get busy, the time to integrate the two companies is now before we see the upturn. You can argue that both company stock prices are not as we’d hoped to be. But on your end, we have to take the opportunity to combine basically two strong companies and get the expenses out to get the savings and combine as much as we can, make ourselves stronger, and, therefore, be able to tackle the upturn in what we expect to be a [real good] upturn in the solar industry not so long [in the] future, and do that now and get through it and come out as a stronger company.

Often, in the deals you can argue that your stock price might have been better in the future or not. But we believe this is the right moment to pick for both companies to integrate, to bring a new face to the market, to bring a new culmination of products, and to lean on each other in a way and profit from each other in terms of our abilities to move forward and build a better, more significant future.

This is also done in the face of what the competition may look like. There are quite a few companies in the solar space specifically, who have gone through very, very rough times. We’ve been fortunate that we had significant amount of our revenues in the electronics field. But we believe that at this time it’s good to consolidate. [People are going] to always argue that it’s never the right time. But we believe this is the right time to combine and move forward in full speed ahead with our partners and make this a great success.

Operator

Thank you. (Operator Instructions) And I’m showing no further questions at this time, and I would like to turn the call back to management for any further remarks.

Paul van der Wansem—BTU International, Inc.—CEO

Okay. Thank you, Michelle. As we go through the merger process, we are going to [culminate and] recommence on taking the steps necessary to conclude the merger, and we will keep our shareholders apprized of the progress.

So I want to thank everyone for your time and questions today. Looking forward to talk with you all again soon. Thank you very much. Bye-bye.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone have a great day.

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OCTOBER 28, 2014 / 09:00PM GMT, BTUI - Q3 2014 BTU International Inc Earnings Call

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (the “Company”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. The Company and Amtech also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. THE COMPANY AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AMTECH AND THE PROPOSED MERGER.

Investors and shareholders of the Company and Amtech will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company or Amtech. The Company and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Company and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014

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OCTOBER 28, 2014 / 09:00PM GMT, BTUI - Q3 2014 BTU International Inc Earnings Call

annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of the Company’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Any statements in this communication about future expectations, plans and prospects for the Company, including statements about the expected timetable for consummation of the proposed transaction, and any other statements about the Company, or about the Company’s future expectations, beliefs, goals, plans or prospects, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of certain consents required in connection with the transaction which may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all or be unable to successfully integrate the Company’s operations into those of Amtech; the possibility that the integration of the Company into Amtech may be more difficult, time consuming or costly than expected; resulting increases in operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers); the ability of Amtech to retain certain key employees of the Company; and the other factors described in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Company assumes no obligation to update the information in this communication except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward looking statements that speak only as of the date hereof.

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